Exhibit 99.1

Hadera Paper Ltd.
Contemplated Public Offering in Israel of a New Series of Debentures

Hadera, Israel, May 20, 2010 – Hadera Paper Ltd. (AMEX:AIP) filed with the Israeli Securities Authority a report with respect to a contemplated public offering in Israel pursuant to the shelf prospectus published by the company in Israel on May 26, 2008 of a new series of debentures ( “Series 5 Debentures”).

The annual interest rates of Series 5 Debentures shall be determined at an auction, which in any case shall not exceed 5.85%.

On May 10, 2010, the company announced that Maalot (Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s) decided to rate Series 5 Debentures as (ilA+)/Negative.

On May 17, 2010, an auction for Israeli institutional investors was held as part of the contemplated public offering in Israel of Series 5 Debentures. At the auction, the Israeli institutional investors undertook to purchase Series 5 Debentures in the aggregate principal amount of approximately NIS 360 million, approximately five times higher than the original contemplated offering size of NIS 75 million.

On May 18, 2010, in light of the results of the auction for Israeli institutional investors, the company’s board of directors resolved that the offering size shall be up to NIS 200 million, instead of the original contemplated offering size of NIS 75 million.

The company accepted undertakings from Israeli institutional investors to purchase Series 5 Debentures in the aggregate principal amount of NIS 160 million bearing an annual interest rate of 5.85% (the “Auction Rate”). The issuance to the Israeli institutional investors that undertook to purchase Series 5 Debentures bearing the Auction Rate is expected to be at a rate of 46.57% of their total undertakings.

The gross estimated proceeds of the offering, assuming a sale of all of the offered debentures, shall be NIS 200 million. The net estimated proceeds of the offering, assuming a sale of all of the offered debentures, shall be approximately NIS 198.6 million (approximately US $52.8 million)

The Series 5 Debentures to be offered as part of the public offering in Israel have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that the company will complete the public offering of Series 5 Debentures, or that it will raise all or part of the proceeds, as set forth in this report.

For further information, please see the report on Form 6-K to be filed to the Securities and Exchange Commission by the company.

Forward looking statements in this release involve a number of risks and uncertainties. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about the company and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. The forward-looking statements are made as of this date and the company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law. A more complete discussion of risks and uncertainties which may affect the accuracy of these statements and the company’s business generally is included in the company’s most recent Annual Report on Form 20-F as filed by the company with the Securities and Exchange Commission.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd.

Tel:+972-4-6349408

Leak@haderapaper.co.il